SECURITIES AND EXCHANGE COMMISSION
			  Washington, D.C. 20549

			       SCHEDULE 13D
		Under the Securities Exchange Act of 1934*
			     (Amendment No. 19)


			     QVC, Inc.
- ---------------------------------------------------------------------------
			     (Name of Issuer)

		  Common Stock, par value $.01 per share
- ---------------------------------------------------------------------------
		      (Title of Class of Securities)

				747262 10 3
- ---------------------------------------------------------------------------
			      (CUSIP Number)


			     Stanley L. Wang, Esq.
		   Senior Vice President and General Counsel
			      Comcast Corporation
			      1500 Market Street
			    Philadelphia, PA 19102
			    Tel. No. (215) 981-7510
- ---------------------------------------------------------------------------
	   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


				July 12, 1994
- ---------------------------------------------------------------------------
	    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747262 10 3
_________________________________________________________________
   (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

	 COMCAST CORPORATION
	 23 - 1709202
_________________________________________________________________
   (2)   Check the Appropriate Box if a Member of a Group
								      (a)  [ ]
								      (b)  [X]
_________________________________________________________________
   (3)   SEC Use Only

_________________________________________________________________
   (4)   Source of Funds
	 WC
_________________________________________________________________
   (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
	 Items 2(d) or 2(e)                                             [ ]
	 _________________________________________________________________
   (6)   Citizenship or Place of Organization

	 Pennsylvania
______________________________________________________________________________
Number of          (7)   Sole Voting Power                           0 Shares
Shares
Beneficially       (8)   Shared Voting Power                12,627,934 Shares
Owned by
Each Reporting     (9)   Sole Dispositive Power                      0 Shares
Person
With              (10)   Shared Dispositive Power           12,627,934 Shares
______________________________________________________________________________
   (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

	 12,627,934   Shares (consisting of 8,627,934 Shares held by Comcast
		      directly and 4,000,000 Shares previously reported to
		      be held by Barry Diller.  See Item 5.)
______________________________________________________________________________
   (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
								 [X]

Excludes shares of Common Stock beneficially owned by the Executive Officers and Directors of Comcast. The Reporting Person disclaims beneficial ownership of all such shares. See Item 5.
______________________________________________________________________________
   (13)  Percent of Class Represented by Amount in Row (11)

	 27.7%   See Item 5.
______________________________________________________________________________
   (14)  Type of Reporting Person (See Instructions)

	 CO

______________________________________________________________________________

		      SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C. 20549


				 SCHEDULE 13D
			      (Amendment No. 19)

				 Statement Of

			      COMCAST CORPORATION

		       Pursuant to Section 13(d) of the

			Securities Exchange Act of 1934

				 in respect of

				   QVC, INC.

	    This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of QVC, Inc. (formerly, "QVC Network, Inc."), a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by Comcast Corporation, a Pennsylvania corporation ("Comcast" or the "Reporting Person"), as most recently amended by Amendment No. 18 thereto, dated as of April 15, 1994 (as amended, the "Schedule 13D"), is hereby amended and supplemented as set forth below. The Reporting Person filed Amendment Nos. 7 through 18 of the Schedule 13D as a member of a Reporting Group with Barry Diller and Liberty Media Corporation, a Delaware corporation ("Liberty"). Comcast, which may be deemed to be part of a "group" with Barry Diller within the meaning of Rule 13d-5 under the Exchange Agreement, has elected to file this Report separately and not part of a joint filing with Mr. Diller. Comcast has been informed that on May 19, 1994, Liberty filed a Report on Schedule 13D indicating, among other things, that it was no longer part of a group within the meaning of Rule 13d-5 with Comcast and Mr. Diller and reporting with respect to its beneficial ownership of Common Stock. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.     Identity and Background

	    Item 2 of the Schedule 13D is hereby amended and supplemented to include the following information:

	    This Report is being filed by Comcast. As a result of the Stockholders Agreement to which Comcast and Barry Diller currently are parties, as previously described in the Schedule 13D, Comcast and Mr. Diller may be deemed to be a group within the meaning of Rule 13d-5 under the Exchange Act.

Item 3.     Source and Amount of Funds or Other Consideration

	    Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

	    The funds used by Comcast to purchase shares of Common Stock pursuant to the exercise of certain warrants (as described in Item 4 below) were provided from Comcast's available cash on hand.

Item 4.     Purpose of Transaction

	    Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

	    On July 12, 1994, Comcast delivered a proposal (the "QVC Proposal") to the Company, a copy of which is attached as Exhibit 99.44 hereto, to acquire (the "Combination") all of the outstanding shares of QVC for a combination of cash and Comcast securities having a combined value of $44 per common share.

	    Each outstanding share of the Company's common stock (other than shares held by Comcast) would be converted into $37 in cash and $7 of a new series of Comcast 7.5% convertible exchangeable preferred stock, convertible into Comcast common stock (CMCSK) at $21 per share.
Comcast would have the right to
substitute cash for all or any part of the convertible shares.

	    All outstanding shares of the Company's preferred stock (other than shares held by Comcast) would be treated in the merger as if such shares had been converted into the Company's common stock prior to the merger. All the Company's options would either be cashed out or rolled over into Comcast stock options on a basis that would preserve the in-the-money value of the options. The Combination would be subject to execution of a definitive merger agreement between Comcast and the Company, and review of the same information as was provided by the Company to CBS.

	    The description contained herein of the QVC Proposal is qualified in its entirety by reference to Comcast's letter to the Company dated July 12, 1994, and Comcast's press release dated the same date, a copy of each of which is filed as an Exhibit hereto and is incorporated by reference herein.

	    On April 27, 1994 Comcast exercised warrants, Comcast's ownership of which was previously disclosed in the Schedule 13D, to purchase an aggregate of 310,000 shares of Common Stock for $10 per share in accordance with the terms of the warrants. Comcast's beneficial ownership of Common Stock issuable upon exercise of these warrants has been previously disclosed in the Schedule 13D and, therefore, the acquisition of such shares did not change the amount of Common Stock beneficially owned by Comcast. Such acquisition was made for investment purposes.

	    Notwithstanding anything contained herein, Comcast reserves the right, depending on other relevant factors to purchase additional securities of the Company or to change its intention with respect to any and all of the matters as referred to in Item 4 of this Report.

Item 5.     Interest in Securities of the Issuer

	    Item 5 is hereby amended and supplemented to include the following information:

	    (a) As of the date hereof, the beneficial ownership by Comcast of equity securities of the Company, the total amounts thereof now outstanding and the percentage of said ownership are set forth in the table below. Except as noted therein, such table: (i) includes all of the Company's securities as to which Comcast has sole voting power or sole investment power and all such securities as to which Comcast shares voting power or shares investment power;
(ii) assumes that there is no exercise by the Company of its right to require Comcast to sell certain of the securities held by it to the Company in the event that certain carriage requirements related to the Company's programming are not met (the "Company Repurchase Rights"); and (iii) assumes the exercise of all Warrants, the conversion of all shares of Preferred Stock (all of which are presently exercisable or convertible) beneficially owned by Comcast and the adjustment of the number of shares of the Company's Common Stock that would be outstanding subsequent to such exercise or conversion.

	    According to the Company's Quarterly Report on Form 10Q for the Quarter ended April 30, 1994, the number of shares of the Common Stock which were issued and outstanding was 40,214,097.

		   Registered Equity            No. of Shares                 Adjusted Shares              % Beneficially
		   Securities                   Beneficially Owned            to be Outstanding                owned
		   -------------------------    --------------------------    -------------------------    ---------------
Comcast            Common Stock                   8,627,934( 1,2)                42,634,597                        20.2%

      (1) The shares of Preferred Stock beneficially owned by Comcast may be subject to Company Repurchase Rights. See Item 4. The Company Repurchase Rights relating to the Preferred Stock are exercisable in 1994.

      (2) Includes 720,500 shares of Common Stock issuable upon the conversion of 72,050 shares of Preferred Stock, 1,700,000 shares of Common Stock issuable upon the exercise of certain Warrants. Does not include any shares of Common Stock which may be considered beneficially owned by Comcast as a result of the relationship of Mr. Brian L. Roberts, Mr. Ralph J. Roberts or Sural Corporation to Comcast. Also excludes shares of Common Stock beneficially owned by the Executive Officers and Directors of Comcast and Sural. Does not include any shares of Common Stock beneficially owned by Barry Diller, who may be deemed to be part of a group with Comcast within the meaning of Rule 13d-5 under the Act. Mr. Diller has previously reported on Schedule 13D beneficial ownership of 4,000,000 shares of Common Stock which if deemed to be beneficially owned by Comcast would result in Comcast having beneficial ownership of 12,627,934 Shares of Common Stock or about 27.7%.

	    To the knowledge of Comcast, the number of shares of Common Stock beneficially owned by its executive officers, directors and controlling persons listed on Schedule 1 to the Schedule 13D (beneficial ownership of which shares is disclaimed by Comcast) is set forth below:

					  No. of Shares of Common
		  Individual              Stock Beneficially Owned
		  ----------              ------------------------
		  Ralph J. Roberts                     5,000 (5)
		  Brian L. Roberts                        750
		  Daniel Aaron                          1,500
		  Irving A. Wechsler                   12,000
		  Sheldon M. Bonovitz                  11,300 (6)
		  Suzanne F. Roberts                    5,000 (7)


      (5) Excludes 5,000 shares beneficially owned by Mr. Roberts' wife, as to which shares Mr. Roberts disclaims beneficial ownership.

      (6) Excludes 7,800 shares owned by certain trusts of which Mr. Bonovitz serves as trustee and 1,700 shares beneficially owned by Mr. Bonovitz' wife, as to which shares Mr. Bonovitz disclaims beneficial ownership.

      (7) Excludes 5,000 shares beneficially owned by Mrs. Roberts' husband, as to which shares Mrs. Roberts disclaims beneficial ownership.

	    (b) As a result of the expiration of the 90-day period following the Paramount Termination within which Liberty was entitled to elect to be reinstated as an Eligible Stockholder under the Stockholders Agreement and Liberty's decision not to be so reinstated, Liberty is not and is no longer entitled to become a party to the Stockholders Agreement. Because Liberty no longer has any contract, agreement or understanding with Comcast with respect to the disposition or voting of the outstanding equity securities of the Company, Comcast does not have shared beneficial ownership of Common Stock beneficially owned by Liberty. Because Comcast and Mr. Diller remain parties to the Stockholders Agreement each has shared dispositive and voting power with respect to any securities of the Company beneficially owned by Comcast or Mr. Diller as disclosed in Item 5 above and the Schedule 13D.

	    (c) On April 27, 1994 Comcast exercised warrants to purchase an aggregate of 310,000 shares of the Company's Common Stock for $10 per share in accordance with certain warrants, the ownership of which was previously disclosed in the Schedule 13D.

Item 6.     Contracts, Arrangements, Understandings
	    or Relationships with Respect to the
	    Securities of the Issuer

	    Item 6 is hereby supplemented and amended to include the following information:

	    The information contained in Item 4 is incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits

	    Item 7 of the Schedule 13D is hereby supplemented and amended by adding the following information thereto:

	    99.44 Letter dated July 12, 1994 of Comcast Corporation to Barry Diller, Chairman and Chief Executive Officer of QVC, Inc.

	    99.45       Press Release dated July 12, 1994 of Comcast
			Corporation.


				   SIGNATURE

	    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information in this statement is true, complete and correct.

Dated:   July 13, 1994


					  COMCAST CORPORATION


					       /s/ Julian A. Brodsky
					  By: ______________________

					  Name:    Julian A. Brodsky
					  Title:   Vice Chairman


				 EXHIBIT INDEX

							    Page Number
							  in Sequentially
    Exhibit Number              Title                   Numbered Statement
    --------------              -----                   ------------------

    99.44            Letter dated July 12, 1994 of
		     Comcast Corporation to Barry
		     Diller, Chief Executive Officer
		     of QVC, Inc.

    99.45            Press Release dated July 12, 1994
		     of Comcast Corporation